                                                     FILING PURSUANT TO RULE 425
                                                        Filer: MedicaLogic, Inc.
                                              Subject Company: MedicaLogic, Inc.
                                                                   No. 000-28285
                                                                   No. 333-32390

THIS COMMUNICATION IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF MEDICALOGIC AND MEDSCAPE THAT HAVE BEEN MADE WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING MEDICALOGIC'S REGISTRATION STATEMENT ON FORM S-4, WITH RESPECT TO THE MERGERS REFERRED TO IN THE FOLLOWING PRESENTATION PRIOR TO THE VOTE OF THE SHAREHOLDERS OF THE RESPECTIVE COMPANIES AND THE ISSUANCE OF THE COMMON STOCK OF MEDICALOGIC IN THE MERGERS. THESE FILED DOCUMENTS ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL RETRIEVAL SERVICES AND FOR NO CHARGE AT THE WEB SITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT http://www.sec.gov.

                                   MedicaLogic

                                The Online Health
                                 Record Company

                                 INVESTOR UPDATE
                                   March 2000

                           Mark Leavitt, MD, PhD - CEO
                                Frank Spina - CFO

                                                              [MedicaLogic Logo]

MEDICALOGIC'S MISSION

    -    To improve the healthcare
         experience for physicians
         and patients

                               [Photo depicting physician and patients]

    -    To produce RESULTS

         -        Save lives
         -        Save time
         -        Save costs

HEALTHCARE DRIVING FORCES

-   Cost pressures on providers

-   Intensified regulation and oversight

-   Increasing consumer financial responsibility

-   Expanding consumer expectations
    and power

                                                              [MedicaLogic logo]

                             WHERE IS THE LEVERAGE?

         Physician decisions
         at the POINT OF CARE control
         85% of healthcare
         expenditures...

         Every physician MUST
         generate a NOTE
         documenting the facts of
         EVERY patient encounter

                                                                         Pharmas
                                                                           $100B
                                                                           Plans
[Graphic: doctor]                                                          $150B
                                                                      Physicians
                                                                           $200B
                                                                       Hospitals
                                                                           $500B

                                                              [MedicaLogic Logo]

MEDICALOGIC'S STRATEGY:
THREE STEPS TO
CLINICAL eHEALTHCARE

                                                              [MedicaLogic Logo]

                          STEP 1: POINT-OF-CARE DEVICES
                          AND APPLICATIONS THAT CREATE
                            THE ONLINE HEALTH RECORD

[Graphic: Online Health Record, Point of Care Devices and Applications, Physicians]

                                                              [MedicaLogic Logo]

                             STEP 2: PERSONAL HEALTH
                            MANAGEMENT OFFERINGS THAT
                         CONNECT PATIENTS TO PHYSICIANS

[Graphic: Healthcare Consumers, Personal Health Mgmt Offerings, Online Health Record, Point of Care Devices and Applications, Physicians]

                                                              [MedicaLogic Logo]

                           STEP 3: PRECISELY TAILORED
                              CONTENT AND COMMERCE

[Graphic: Tailored Information and Commerce, Online Health Record, Healthcare Consumers, Personal Health Mgmt Offerings, Point of Care Devices and Applications, Physicians]

                                                              [MedicaLogic Logo]

                            THE ONLINE HEALTH RECORD:
                         THE HUB OF CLINICAL eHEALTHCARE

[Graphic: Tailored Information and Commerce, Online Health Record, Healthcare Consumers, Personal Health Mgmt Offerings, Point of Care Devices and Applications, Physicians]

                                                              [MedicaLogic Logo]

                             MEDICALOGIC'S OFFERINGS

[Graphic: eHealthcare Partners: Tailored Information and commerce, Online Health Record, Healthcare Consumers, Personal Health Mgmt Offerings, Point of Care Devices and Applications, Physicians]

98point6:
Web-based patient access to records, to their physician, and to content and services
[Graphic]

Logician:
Comprehensive EMR with workflow, decision support, and external connectivity [Graphic]

Logician Internet:
Web-enabled encounter documentation solution for the individual physician [Graphic]

                                                              [MedicaLogic Logo]

                           GROWTH OF OUR ONLINE HEALTH
                                     RECORDS

[Bar Chart:

1996: .9 million
1997: 2.7 million
1998: 5.8 million
1999: 8.1 million

-     Over 8M patient
      records online
      -    Encounters:
           20M/yr

      -    Prescriptions:
           20M/yr

      -    Lab tests:
           10M/yr

                                                              [MedicaLogic Logo]


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                           INTEGRATED DELIVERY SYSTEMS
                           STANDARDIZED ON OUR ONLINE
                                  HEALTH RECORD

- Alliant                   - Christus                 - Queens
- Allina                    - Cox                      - Riverside
- Ark. BCBS                 - Eastern Maine            - St. Vincent
- Baylor C.M.               - Memorial Hous.           - Texas Childrens
- Baylor Health             - NASA                     - Trumbull
- BI CareGroup              - North Mem.               - UMDNJ
- BJC                       - NY Pres. / Cornell       - Wake Forest
- Capital Region            - NYU / Mt. Sinai          - Washington
- Carilion                  - Promina                  - West Texas
- Christiana                - Providence               - Yale


                                                              [MedicaLogic Logo]

                               RECENT ANNOUNCEMENT

- February 22, 2000: MedicaLogic Inc. (NASDAQ: MDLI) today announced it has agreed to merger with Medscape, Inc. (NASDAQ: MSCP) and to acquire privately held Total eMed, Inc.

                                                              [MedicaLogic Logo]

                               TODAY'S ANNOUNCEMENT:
                         PRACTICE PROFILES FOR PHYSICIANS


[Graphic]
Practice improvement

                      [Graphic]
                      Disease
                      Management

                                    Epidemiology

                                                              [MedicaLogic Logo]

                             COMPLETING THE STRATEGY

[Graphic: Tailored information and commerce, Online Health Record, Personal Health Mgmt Offerings, Point of Care Devices and Applications]

CBS HealthWatch
- $150M promotion from CBS
- Exclusive CBS News integration
[CBS HealthWatch Logo]

Integrate personal health record with CBS
Healthwatch
[Graphic]

Medscape
- #1 rated physician site
- 280,000 registered physician members
worldwide
[Medscape Logo]

Broadened range
of devices:
- PC
- PDA
- Phone
[Graphic]

Broadened range of
physician usage models:
- Dictate
- Point and click
- Hybrid
[Graphic]

                                                              [MedicaLogic Logo]


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                               COMBINED STRATEGIC
                                  PARTNERSHIPS

[Women.com Logo]         [National Data Corporation Logo]    [Dell Logo]
[Dow Jones Logo]         [Envoy Logo]                        [Lernout & Hauspie Logo]
[America Online Logo]    [CVS.com Logo]                      [Oracle Logo]
                         [Drugstore.com Logo]
                         [Planetrx.com Logo]

                                                              [MedicaLogic Logo]

                              BLUE-CHIP ADVERTISERS

                                 Pharmaceutical

[Bristol-Myers Squibb Company Logo]   [Merck Logo]              [Schering-Plough Logo]

[Hoechst Marion Roussel Logo]         [Pfizer Logo]             [SmithKline Beacham]

[Genentech Biooncology Logo]          [Procter & Gamble Logo]   [Warner Lambert Logo]

[GlaxoWellcome Healthcare             [Roche Logo]              [Wheth Ayerst Logo]
Education Logo]

                                    Consumer

[Ameritrade Logo]                     [Mercedes-Benz Logo]      [UPS Logo]

[homeportfolio.com Logo]              [OfficeMax Logo]          [Johnson & Johnson Logo]

                                                              [MedicaLogic Logo]

REVENUE MODEL
AND METRICS

                                                              [MedicaLogic Logo]

                           MARKETS DIRECTLY ADDRESSED

- Medical office management expense
- Transcription services
- Healthcare supply chain
     -   Prescriptions
     -   Laboratories
     -   Claims
- Pharmaceutical marketing
     -   Targeting physicians
     -   Targeting consumers
- Clinical research and data mining

                                                              [MedicaLogic Logo]

                                 REVENUE SOURCES

- Physician subscriptions for online health record applications and services
    -   Subscriptions - $99 - $200 per user, per month
    -   Annual revenue $1k - $5k per physician

-   Physician transcription services for ambulatory care
    -   Fees - 0.14 - 0.16 per line
    -   Annual revenue $10k+ per physician

-   Electronic prescription origination commission
    -   eCommerce commission - $1 - $2 per script
    -   Average volume - 10,000 scripts per year per physician
    -   Annual revenue $10k per physician

-   Pharmaceutical advertising and sponsorship
    -   One of the highest CPM of any web advertising
    -   High number of mandatory page views per physician

-   Research
    -   Clinical trials recruitment
    -   Marketing research, clinical research, epidemiology

                                                              [MedicaLogic Logo]

                               PHYSICIAN ADOPTION:
                                ECONOMIC DRIVERS

[Graphic: flow chart of economic drivers]

                                                            Office expenses

Gross revenues

                                                                Transcription to
                                                               create ambulatory
                                                                care chart notes

Pharma marketing

                                                             Net pay

Capture and
deliver more effectiveness

                               ~500k physicians in
                             active office practice

                                                              [MedicaLogic Logo]

                           COMBINED ASSETS AND METRICS

-   Dominant, first-mover lead - 8 million online health records

- Depth - 8000 clinicians using tools daily/deeply for all chart note creation and viewing

-   High level industry adoption - over 40 Integrated Delivery
    Networks have standardized on our Online Health Records

-   Reach - 280,000 registered physicians at Web site

- Management - experienced team in OHR, transcription services, and professional content

-   Professional Reputation - Dr George D Lundberg       [Photo of Dr. Lundberg]
    Editor-in-Chief, formerly Editor in Chief of JAMA, 17 years

- Promotion and Branding - $150M in advertising from CBS, exclusive CBS news integration

                                                              [MedicaLogic Logo]

                               SALES AND MARKETING

- Physician sales force (20) - enterprise-level sales of transcription service, physician applications, and integrated web strategy offerings

-   Physician community "viral" marketing programs
    -    Physician champions - 100 regional speakers, advocates
    -    Tell a colleague - Netcentives points
    - Free for physicians in training or serving public health obligations

- Online cross-sell from Medscape Web site and e-mail program

- CBS promotion for consumer Web site; targeted use for physicians

- Advertising sales force (30) - pharmaceutical companies, etc

                                                              [MedicaLogic Logo]

                                   IN SUMMARY

-   The Online Health Record (not the electronic insurance claim)
    - used at the point of care - is the true hub of eHealthcare

- Dominant, first-mover lead in Online Health Records. High barriers to competitive entry or switching

- Complete range of physician devices and applications - from no behavioral change required, to dramatic practice reengineering and cost reduction

-   Unique consumer value: access to their physician-created
    Online Health Record, and communication for appointments, prescriptions, questions

- Premier, authoritative health content for physicians and consumers, precisely delivered in context around the record

- Our solutions, used by physicians at the point of care, are at the front end of the supply chain for driving clinical eCommerce

                                                              [MedicaLogic Logo]

     This communication is filed with the Securities and Exchange Commission pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended. Investors are urged to read the various filings of MedicaLogic and Medscape that have been made with the Securities and Exchange Commission, including MedicaLogic's Registration Statement on Form S-4, with respect to the mergers referred to in the following presentation prior to the vote of the shareholders of the respective companies and the issuance of the common stock of MedicaLogic in the mergers. These filed documents are available to the public from commercial retrieval services and for no charge at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

     This presentation contains forward-looking statements that are subject to risks and uncertainties. We caution you not to place undue reliance on these statements. Forward-looking statements include information concerning possible or assumed future results of operations of MedicaLogic, Medscape or Total eMed, including any forecasts, projections and descriptions of anticipated cost savings or other anticipated synergies related to the mergers. You should note that many factors could affect our actual financial results, and could cause actual results to differ materially from those in the forward-looking statements, including the possibility that MedicaLogic's mergers with Medscape and Total eMed may not be completed and the other factors described in MedicaLogic's Registration Statement on Form S-4 and MedicaLogic's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

                                                              [MedicaLogic Logo]